Exhibit 99.1
Media Relations Contacts
Lucas van Grinsven — Corporate Communications — +31 40 268 3949 — Veldhoven, the Netherlands
Ryan Young — Communication US — +1 480 383 4733 — Tempe, Arizona, USA
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona, USA
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands
ASML TWINSCAN Systems Surpass 4,000 Wafers Per Day Milestone
Tokyo, Japan, December 1, 2010 — ASML Holding NV (ASML) today announced that two chipmakers using TWINSCAN semiconductor lithography scanners have set a new productivity record of imaging more than 4,000 silicon wafers within 24 hours. The milestone has been reached by an XT:870 and an XT:400 , which are in operation at two different customer sites in Asia and which have raised the bar for 300mm lithography productivity.
ASML and its customers are mutually engaged to continuously increase the value of ASML scanners by pushing to increase their productivity. ASML strives to develop improvements to scanner hardware and software while chipmakers fine-tune their chip recipes and manufacturing processes.
One key measure of this combined effort is the number of wafers processed in a single day. Another measure is when a particular scanner processes more than one million wafers in a 365 day period and joins ASML’s “million wafer club” which recognizes this highly successful ASML-customer collaboration. The first TWINSCAN system to process more than a million wafers within a year was a TWINSCAN XT:400E iLine scanner that accomplished the feat in October 2007. Now there are more than 200 scanners in the “club” including iLine, KrF and ArF models, and more than 25 immersion tools. Additionally a scanner recently processed the fastest million wafers so far in only 37 weeks.
“The ability of a machine as complex as a modern lithography scanner to accomplish these productivity milestones is testimony to the dedication and cooperation of both our employees and our customers,” said Frits van Hout, executive vice president, and chief marketing officer at ASML. “Providing customer value through high-productivity has always been the goal of ASML. We will continue to improve that value through further Productivity Enhancement Packages now in development.”
About TWINSCAN
Since its introduction in 2000, the TWINSCAN platform has become the de facto standard of 300 millimeter wafer processing with more than 1000 systems sold. TWINSCAN’s dual-stage design has proven essential to maximizing productivity and performance in immersion lithography.
About Productivity
What does it mean if a lithography system images 1 million wafers? It means a typical DRAM chipmaker has the potential to produce 35 million chips within one year. A typical DRAM memory chip has 35 — 40 layers with each 300mm DRAM wafer containing 1200-1400 chips.

About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits, or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML provides systems and service to chip manufacturers at more than 60 locations in 15 countries.